

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Spiro Rombotis
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

> **Re: Cyclacel Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 26, 2012**
> **File No. 333-185674**

Dear Mr. Rombotis:

   We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement as requested. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have submitted an application for confidential treatment relating to one of your exhibits that is currently pending. Please be advised that we will not be in a position to grant effectiveness to your registration statement until a confidential treatment order has been issued and you have amended your registration statement to either file this exhibit or incorporate it by reference.

Management and Corporate Governance

Executive Compensation, page 84

2. Please amend your registration statement to include all disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012. We refer you to Compliance & Disclosure Interpretation 117.05.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Martin Dunn, Esq.
        O'Melveny & Meyers, LLP
        1625 Eye Street, NW
        Washington, D.C. 20006